Credit Agreement

Borrower: DVS Korea Co., Ltd.
196 Kumkok Dong, Boon Dang Gu, Sung Nam City, Kyunggi Province
Mr. Song Sim, CEO

Lender: ***Kookmin Bank***

Total Credit Limit: 3,000,000,000 Korean Won

This Credit Agreement dated *July 16, 2002*, is made and executed between DVS Korea Co., Ltd.("Borrower") and Kookmin Bank ("Lender") on the following terms and conditions.

Borrower understands and agrees that in granting, renewing, or extending any loan, Lender is relying upon Borrower's representation, warranties, and agreements as set forth in this Agreement; the granting, renewing, or extending of any loan by lender at times shall be subject to Lender's sole judgment and discretion; and all such loans shall be and remain subject of the terms and conditions of this Agreement.

Limit

Types	*Sublimit*	*Interest*
Usuance (Term) Letter of Credit	3,000,000,000 Korean Won	Variable interest: may change day to day based on Lender's cost of fund negotiated with borrowing foreign banks.

Term

This Agreement shall be effective as of July 16, 2002, and shall continue in full force and effect until July 30, 2003.

Interest Rate

The annual interest rate for this Agreement is computed on a 365 day basis; that is, by applying the ratio of the annual interest rate over a year of 365 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding.

Late Charge and Interest After Default

Upon Borrower's failure to pay all amounts declared due pursuant to this section, including failure to pay accrued interest, monthly payment, outstanding principal balance on final maturity date, and excess draw on the account, Lender will adjust annual interest rate to 19% and applied to past due, if any.

Description Collateral

Borrower shall provide to Lender a blank draft. Lender may submit to the Borrower's bank upon which the draft was drawn for full payment of unpaid principal and accrued interest when Borrower fails to make payment in accordance with the terms of this Agreement.

Furthermore, Borrower grant Lender a security interest in all property at any time shipped under, or pursuant to, or in connection with the Letter of Credit or anyway related thereto, or to the drafts drawn thereunder, whether or not Borrower receives the documents covering such property or release the same to Lender on trust receipt and also in and to all shipping documents, warehouse receipts, policies or certificates of insurance and other documents or liability to Borrower at any time existing under or with reference to the Letter of Credit of this agreement .

Advances

Advances or Request of Letter of Credit under this Agreement shall be requested pursuant to the forms and procedures prescribed by Lender.

Cessation of Advances

If Lender has made any commitment to make any Loan to Borrower under this Agreement, Lender has right to reduce the Loan limit or shall have no obligation make Loan Advances or to disburse Loan proceeds, if: (i) there occurs a material adverse change in financing community; or (ii) there occurs a material adverse change in Borrower's financial condition, in the financial condition of any Guarantor, or in the value of any Collateral securing any Loan. If Lender decides to reduce the Loan limit and Borrower's outstanding loan exceeds such new limit, excess is due immediately upon demand of Lender.

Payment

Borrower shall pay the outstanding principal plus all accrued interest of each advance or borrowings in accordance with the terms prescribed on the Application for Commercial Letter of Credit, Trust Receipts or other trade related documents. However, Lender has the sole right to extend the terms if necessary.

As to drafts or acceptances under or purporting to be under the Letter of Credit, which are payable in foreign currency, Borrower may pay Lender in Korean Won at the current rate of exchange in Korea for cable transfer to the place of payment in the currency of the draft.

Fees

Borrower shall pay Lender, on demand, commission and all charges and expenses paid or incurred, earned by Lender in connection wherewith, and interest where chargeable.

Amendment

In the event of any amendments or modifications of the terms of the Credit Agreement, this agreement shall be binding upon Lender with regard to the Credit Agreement so amended.

Change in Terms Agreement

Kookmin Bank has made a Letter of Credit Commitment Agreement dated *July 16, 2002*, in the original amount of 3,000,000,000 Korean Won.

Date of Agreement:

July 30, 2003

Description of changes in Terms

Maturity date is changed from July 30, 2003 to July 30, 2004.

Change in Terms Agreement

Kookmin Bank has made a Letter of Credit Commitment Agreement dated *July 16, 2002*, in the original amount of 3,000,000,000 Korean Won.

Date of Agreement:

August 11, 2004

Description of changes in Terms

Maturity date is changed from July 30, 2004 to August 31, 2005.

Decrease of credit amount from 3,000,000,000 Korean Won. to 2,633,000,000 Korean Won till August 31, 2004, and 2,333,000,000 Korean Won till February 28, 2005, and 1,933,000,000 Korean Won till August 31, 2005,.